Exhibit 99.2

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 68719, Israel Tel: +972-3-6455151 Fax: +972-3-6474115

NEWS

SAMSUNG FIBER OPTICS CHOOSES RiT TECHNOLOGIES
AS OEM PARTNER FOR ADVANCED IIM SOLUTIONS

- Partnership Has Already Generated an Initial Significant Deal -

Tel Aviv, Israel – June 14, 2011 – RiT Technologies (NASDAQ: RITT), the leading provider of intelligent infrastructure management solutions, today announced that it has formed a strategic partnership with Samsung Fiber Optics under which Samsung Fiber Optics will market, sell and distribute RiT’s PatchView™ intelligent infrastructure management (IIM) solution on an OEM basis.

As the partnership’s first project, Samsung Fiber Optics has deployed a cutting-edge PatchView™ IIM system in one of Korea’s largest convention and exhibition centers. This highly visible installation demonstrates the growing traction of the managed infrastructure concept throughout Korea, a market where managed infrastructure systems are becoming ubiquitous in residential, enterprise and commercial settings.

“We are extremely excited about this milestone partnership. The new relationship has already contributed its first significant deal and we believe it will make a strong impact on our sales success in the future,” commented Eran Ayzik, RiT’s President & CEO.

“The fact that this industry player feels the need to add IIM to its portfolio reflects a sharp rise in market demand, especially in its home market of Korea. This is an encouraging trend for RiT, which is recognized as the most experienced IIM player by far, with reliable, field-proven technologies and support capabilities.”

Mr. Ayzik concluded, “We are committed to work closely with Samsung Fiber Optics to bring PatchView’s proven benefits to its top-tier customers. In parallel, we will continue working to establish additional partnerships as the key for expanding our reach into additional high-potential regions.”

About Samsung Fiber Optics

Samsung Fiber Optics began as a optical fiber/fiber optic cable business division of Samsung Electronics, and spun off from the parent company in 2004 as a fiber optics specialist. Today, Samsung Fiber Optics offers a broad line of fiber optic cable products, and also components for mobile phones and touch panels. As a global leader of fiber optics industry, Samsung Fiber Optics supplies its products to more than 60 countries around the world, and holds a share of approximately 30% of the broadband network market in Korea.
http://www.samsungfiberoptics.com/En/main.aspx

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 68719, Israel Tel: +972-3-6455151 Fax: +972-3-6474115

About RiT Technologies

RiT is a leading provider of intelligent solutions for infrastructure management, asset management, environment and security, and network utilization. RiT Enterprise solutions address datacenters, communication rooms and workspace environments, ensuring maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. RiT Carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning. RiT's field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world.

For more information, please visit our website: www.rittech.com

Safe Harbor Statement

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  For example, when we discuss a field trial which could lead to a multi-million dollar Carrier deal, we are using a forward looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Ben Carmi
VP Product Management & Business Development
+972-3-766-4217
benc@rit.co.il